SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  FORM 10-SB-A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                              INVESTORSBANCORP, INC.
             (Exact name of registrant as specified in its charter)

   Wisconsin                                                    39-1854234
   (State of other jurisdiction of                           (I.R.S. Employer
   incorporation)                                         Identification No.)

   W239 N1700 Busse Road, Waukesha, Wisconsin                        53188
   (Address of principal executive offices)                        (Zip Code)

   Registrant's telephone number, including area code:  (414) 523-1000

   Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered

   None                                                                  None

   Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                                (Title of class)

                                     PART I

   Item 1.        Description of Business.

             The information provided under the caption "Business" in the Information Statement filed as Exhibit 15 hereto (the "Information Statement") is incorporated herein by reference.

   Item 2.        Management's Discussion and Analysis or Plan of Operation.

             The information provided under the caption "Business" in the Information Statement is incorporated herein by reference.

   Item 3.        Description of Property.

             The information provided under the caption "Business" in the Information Statement is incorporated herein by reference.

   Item 4.        Security Ownership of Certain Beneficial Owners and
                  Management.

             The information provided under the captions "Description of INVB Capital Stock" and "Management -- Stock Ownership of Executive Officers and Directors" in the Information Statement is incorporated herein by reference.

   Item 5.        Directors, Executive Officers, Promoters and Control
                  Persons.

             The information provided under the captions "Management -- Directors and Executive Officers of INVB" is incorporated herein by reference.

   Item 6.        Executive Compensation.

             The information provided under the captions "Management -- Compensation of Directors," "Management -- Executive Compensation" and "Management -- INVB 1997 Equity Incentive Plan" in the Information Statement is incorporated herein by reference.

   Item 7.        Certain Relationships and Related Transactions.

             The information provided under the captions "The Distribution" and "Arrangements Among BMCC, INVB and the Bank" in the Information Statement is incorporated herein by reference.

   Item 8.        Description of Securities.

             The information provided under the captions "Description of INVB Capital Stock" and "Certain Antitakeover Effects" in the Information Statement is incorporated herein by reference.

                                     PART II

   Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

             The information provided under the captions "The Distribution -- Listing and Trading of INVB Common Stock" and "Dividend Policy" in the Information Statement is incorporated herein by reference.

   Item 2.        Legal Proceedings.

             Not applicable.

   Item 3.        Changes in and Disagreements with Accountants.

             Not applicable.

   Item 4.        Recent Sales of Unregistered Securities.

             The information provided under the caption "The Distribution -- Stock Ownership After the Distribution" in the Information Statement is incorporated herein by reference.

   Item 5.   Indemnification of Directors and Officers.

             The information provided under the caption "Liability of Directors and Officers; Indemnification" in the Information Statement is incorporated herein by reference.

                                    PART F/S

             The Pro Forma Financial Data and Audited Financial Statements (consisting only of a Balance Sheet as of July 7, 1997) contained in the Information Statement are incorporated herein by reference.

                                    PART III


   Item 1.        Index to Exhibits.

             The Index to Exhibits is included herein immediately after the signature page hereof.

   Item 2.        Description of Exhibits.

             The Exhibits filed herewith are described in the Index to Exhibits included herein.

                                   SIGNATURES

             Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to Form 10-SB-A registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      INVESTORSBANCORP, INC.



   Date:  August 20, 1997             By:   /s/ George R. Schonath
                                           George R. Schonath
                                           President and Chief Executive
                                           Officer

                                INDEX TO EXHIBITS

             The following documents are filed as part of this registration statement.

    Exhibit
    Number                      Description of Document

    2(a)            Form of Restated Articles of Incorporation of
                    InvestorsBancorp, Inc.*

    2(b)            Form of By-laws of InvestorsBancorp, Inc.*

    3 The provisions in registrant's Articles of Incorporation and By-laws defining the rights of holders of its equity securities are included in Exhibits 2(a) and 2(b)*

    6(a)            Form of Management Services and Allocation of
                    Expenses Agreement between Bando McGlocklin
                    Capital Corporation and InvestorsBank*

    6(b) Form of Tax Allocation and Services Agreement between InvestorsBancorp., Inc. and
                    InvestorsBank*

    6(c)            Form of InvestorsBancorp, Inc. 1997 Equity
                    Incentive Plan*

    15              Information Statement regarding
                    InvestorsBancorp, Inc. to be mailed to Bando
                    McGlocklin Capital Corporation's shareholders



   ______________________
   * Previously Filed.